Exhibit 99.1

Multi Ways Holdings Limited Delivers Fiscal Year 2022 Revenue of $38.4 Million, Up 15% Year-over-Year, Driven by Greater Local Demand in Singapore

Files 2022 Annual Report on Form 20-F

NEW YORK, NY, May 16, 2023 (GlobeNewswire) — Multi Ways Holdings Limited (“Multi Ways” or the “Company”) (NYSE American: MWG), a leading supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region, today reported its audited results for the fiscal year ended December 31, 2022.

Financial Highlights

●	Revenues increased 15% to approximately $38.4 million
●	Gross profit was approximately $9.7 million, with a 25.4% profit margin
●	Net income of approximately $1 million

Full Year 2022 Financial Results

●	Total revenue increased by approximately $5 million or 15% to approximately $38.4 million for the fiscal year ended December 31, 2022 from approximately $33.4 million for the fiscal year ended December 31, 2021. The increase was due to the increased demand in our equipment sales in Singapore of approximately $6.1 million.

●	For the fiscal year ended December 31, 2022, 41.2% of revenue was generated from customers located in Singapore and 23.6% of revenue was generated from customers located in Australia. For the fiscal year ended December 31, 2022, revenue generated from customers located in other countries accounted for 35.2% of revenue.

●	Total gross profit amounted to approximately $9.7 million for the fiscal year ended December 31, 2022, compared to approximately $9.4 million for the year fiscal ended December 31, 2021. Overall gross profit margins were 25.4% and 28% for the fiscal years ended December 31, 2022 and 2021, respectively. Total gross profit increased due to the better profit margin achieved through diversified purchasing networks from across various countries.

●	Net income was approximately $1 million for the year fiscal ended December 31, 2022, compared to net income of approximately $1.8 million for the year fiscal ended December 31, 2021. The decrease in net income was mainly due to the increase in gross profit margin, partially offset by the increase in selling & distribution expenses of approximately $0.4 million, administrative expenses of approximately $0.1 million and income tax of approximately $0.3 million.

Cash Flows Summary

●	Cash and cash equivalents were approximately $1.0 million as of December 31, 2022, compared to approximately $1.5 million as of December 31, 2021.

●	Cash provided by operating activities for the fiscal year ended December 31, 2022, was approximately $0.8 million, a decrease of approximately $4.8 million compared to approximately $5.6 million for the fiscal year ended December 31, 2021.

●	Cash used in investing activities for the fiscal year ended December 31, 2022, was $1.1 million, an increase of $1.4 million compared to cash provided by approximately $0.3 million for the fiscal year ended December 31, 2021, which mainly consisted of the purchases of property, plant and equipment of approximately $0.8 million, the purchases of financial assets available for sales of approximately $0.3 million and the drop in proceed from disposal of property, plant and equipment of approximately $0.3 million

●	Cash used in financing activities for the fiscal year ended December 31, 2022, was approximately $0.2 million, a decrease of approximately $4.6 million compared to approximately $4.8 million for the year ended December 31, 2021, which mainly consisted of lesser bank loan repayment of approximately $3.6 million and the lesser repayment of lease liabilities of approximately $1.0 million.

Balance Sheet Summary

●	Total assets were approximately $52.8 million, and total liabilities were approximately $46.5 million at December 31, 2022.

●	Working capital was approximately $2.9 million at December 31, 2022, versus approximately $4.4 million at December 31, 2021. This decrease of approximately $1.5 million in working capital was due primarily to the factors stated above in the cash flow summary.

●	Shareholders’ equity was approximately $6.3 million at December 31, 2022, as compared to approximately $5.4 million at December 31, 2021.

Mr. James Lim, Chairman and Chief Executive Officer of Multi Ways, commented, “I am pleased to report strong sales growth in fiscal year 2022. These results reflect the strong demand for our equipment and services throughout Singapore and the region in 2022. As we just completed our initial public offering, we are investing in expanding and renewing our fleet of heavy construction equipment to meet this growing demand. I am confident that these investments will help us continue to grow and succeed in the years to come.”

About Multi Ways Holdings Limited

Multi Ways Holdings is a supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region. With more than two decades of experience in the sales and rental of heavy construction equipment business, the Company is widely established as a reliable supplier of new and used heavy construction equipment to customers from Singapore, Australia, UAE, Maldives, Indonesia, and the Philippines. With our wide variety of heavy construction equipment in our inventory and complementary equipment refurbishment and cleaning services, Multi Ways is well-positioned to serve customers as a one-stop shop. For more information, visit www.multiwaysholdings.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com

*** tables follow ***

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	As of December 31,
	2022	2021
	$’000	$’000

ASSETS
Current assets:
Cash and cash equivalents	1,003	1,533
Accounts receivable, net	8,021	5,692
Inventories	31,442	32,874
Amounts due from related parties	50	12
Financial assets available for sales	325	-
Deposits, prepayments and other receivables	3,230	5,007
Total current assets	44,071	45,118

Non-current assets:
Property and equipment, net	7,218	7,720
Right-of-use assets	1,489	1,769
Deferred tax assets	8	8
Total non-current assets	8,715	9,497

TOTAL ASSETS	52,786	54,615

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	4,781	4,413
Customer deposits	5,884	10,427
Amounts due to related parties	17,167	15,952
Bank borrowings	8,862	7,412
Lease liabilities	3,484	1,947
Income tax payable	1,007	522
Total current liabilities	41,185	40,673

Long-term liabilities:
Bank borrowings	3,175	4,914
Lease liabilities	2,114	3,670
Total long-term liabilities	5,289	8,584

TOTAL LIABILITIES	46,474	49,257

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary share, par value US$0.00025, 400,000,000 shares authorized, 24,800,000 ordinary shares issued and outstanding	6	6
Additional paid-in capital	5,440	5,440
Retained earnings	1,235	257
Non-controlling interest	50	-
Accumulated other comprehensive loss	(419)	(345)
Total shareholders’ equity	6,312	5,358

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	52,786	54,615

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Financial Years ended December 31,
	2022	2021	2020
	$’000	$’000	$’000

Revenues, net	38,359	33,406	29,886

Cost of revenue	(28,617)	(24,049)	(23,044)

Gross profit	9,742	9,357	6,842

Operating cost and expenses:
Selling and distribution	(1,502)	(1,114)	(1,153)
General and administrative	(6,745)	(6,609)	(6,294)
Total operating cost and expenses	(8,247)	(7,723)	(7,447)

Profit/(Loss) from operations	1,495	1,634	(605)

Other income (expense):
Other expenses	-	-	(15)
Gain from disposal of plant and equipment	2	305	237
Interest income	*	19	14
Interest expense	(748)	(716)	(858)
Dividend income	7	-	1,030
Government grant	81	109	582
Foreign exchange (loss) gain, net	(93)	(44)	32
Other income	813	724	905
Total other income, net	62	397	1,927

Income before income taxes	1,557	2,031	1,322

Income tax expense	(529)	(230)	(3)

NET INCOME	1,028	1,801	1,319

Less: Net income attributable to non-controlling interest	(50)	-	-

NET INCOME ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY	978	1,801	1,319

Net income per share
Basic and Diluted	0.04	0.07	0.05

Weighted average number of ordinary shares outstanding
Basic and Diluted (‘000)	24,800	24,800	24,800

NET INCOME ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY	978	1,801	1,319

Other comprehensive loss:
Foreign currency translation adjustment	(74)	(345)	-

COMPREHENSIVE INCOME	904	1,456	1,319

* This figure is immaterial

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Financial Years ended December 31,
	2022	2021	2020
	$’000	$’000	$’000

Cash flows from operating activities:
Net income before tax	1,557	2,031	1,322
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	800	822	1,137
Depreciation of right-of-use assets	828	775	536
Inventories written down	-	1,508	2,532
Gain on disposal of property and equipment	(2)	(305)	(237)
Provision (reverse) of impairment of trade receivables	193	(110)	(372)

Change in operating assets and liabilities:
Accounts receivable	(942)	(1,190)	4,763
Inventories	940	(2,757)	(5,726)
Accounts payable and accrued liabilities	1,887	(1,329)	(1,475)
Customer deposits	(4,387)	5,797	(958)
Income tax payable	(41)	388	134
Net cash provided by operating activities	833	5,630	1,656

Cash flows from investing activities:
Purchase of property and equipment	(817)	-	(637)
Proceeds from disposal of property and equipment	2	343	72
Investment in financial assets available for sales	(325)	-	-
Net cash (used in) generated from investing activities	(1,140)	343	(565)

Cash flows from financing activities:
Repayment of bank borrowings	(105)	(3,712)	(388)
Repayment of lease liabilities	(114)	(1,046)	(511)
Net cash used in financing activities	(219)	(4,758)	(899)

Effect on exchange rate change on cash and cash equivalents	(4)	(7)	-

Net change in cash and cash equivalent	(530)	1,208	192

BEGINNING OF YEAR	1,533	325	133

END OF YEAR	1,003	1,533	325

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash (paid) refund for income taxes	(40)	158	134
Cash paid for interest	748	717	858